Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of National Energy Services Reunited Corp. (the “Company”) on Form S-8 of our report dated March 27, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of National Energy Services Reunited Corp. as of December 31, 2017 and for the period from January 23, 2017 (inception) through December 31, 2017 appearing in the Annual Report on Form 10-K of National Energy Services Reunited Corp. for the period from January 23, 2017 (inception) through December 31, 2017. We were dismissed as auditors on August 6, 2018 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

August 13, 2018